Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce Q2 results on July 28, 2021

Toronto, Ontario, June 29, 2021 – Kinross Gold Corporation (TSX:K; NYSE:KGC) will release its financial statements and operating results for the second quarter of 2021 on Wednesday, July 28, 2021, after market close. On Thursday, July 29, 2021 at 8:00 a.m. EDT Kinross will hold a conference call and audio webcast to discuss the results, followed by a question-and-answer session. The call-in numbers are as follows:

Canada & US toll-free – (833) 968-2237; Passcode: 2555878

Outside of Canada & US – (825) 312-2059; Passcode: 2555878

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Passcode: 2555878

Outside of Canada & US – +1 (416) 621-4642; Passcode: 2555878

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 647-821-1736

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corporation

www.kinross.com